SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 14th ,2004

Commission File Number [                    ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:     ☒             Form 40-F:     ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ❑             No:     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ❑             No:     ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:     ❑             No:     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:	Telefónica Móviles has been awarded with rights to use radio spectrum in Uruguay.

NOTICE OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, May 14th 2004

In compliance with article 82 of Spanish Securities Market Law 24/1988, and related provisions, and in order to make it public as the notification of a Significant Event, we hereby inform you that Telefónica Móviles, S.A., through its Affiliate     Telefónica Móviles Uruguay, S.A., has been selected to be awarded with Rights to use radio spectrum in Uruguay.

The price has been fixed in 12 million dollars, which will be pay by Telefónica Móviles 30 days after the award.

The license gives Telefónica Móviles the right to provide mobile services during an initial 20-year period in a spectrum of 2x5 MHz in the 1900 band and y2x5 MHz in n the 1800 band.

Hence, it is hereby requested that this statement be accepted on this day, May 14th 2004.

D. Antonio Hornedo Muguiro.

General Counsel

Telefónica Móviles, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: May 14th, 2004	By:	/S/ ANTONIO HORNEDO MUGUIRO
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel